NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Receives Final Regulatory Clearance for Acquisition of Viterra Retail Assets

September 5, 2013—ALL AMOUNTS ARE STATED IN U.S.$ UNLESS OTHERWISE INDICATED

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has entered into a Consent Agreement with the Canadian Competition Bureau and thereby cleared the Canadian competition review process in order to proceed with the acquisition of Viterra Inc.’s Canadian retail assets. Agrium will acquire approximately 210 retail stores across Western Canada, in addition to 13 Viterra retail locations in Australia which were acquired in June.

“We are very pleased to have completed this important step in this highly attractive acquisition. We look forward to finalizing the completion of the sale with Glencore (and Viterra) over the coming weeks”, commented Mike Wilson, President and CEO of Agrium. “We are confident that by combining Viterra’s deep knowledge of western Canadian agriculture with Agrium’s experience as the largest agricultural input retailer in the world, we will be able to provide an expanded and highly competitive offering of products, services and technologies, while maintaining strong local relationships.”

Financial details, including acquisition price, will be provided upon close of the acquisition, which Agrium expects in the near future.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, with respect to the proposed acquisition by Agrium of Viterra Inc.‘s (“Viterra”) Canadian retail assets, as well as timing of completion and anticipated benefits thereof.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, Agrium’s ability to complete the proposed acquisition of Viterra’s Canadian retail assets within the proposed timeframe and successfully integrate and realize the anticipated benefits thereof.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, there are risks associated with the proposed acquisition of Viterra’s Canadian retail assets, including: the satisfaction of all conditions precedent to closing; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time due, in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets; and the amount of the final purchase price for the purchased assets.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor/Corporate Relations & Market Research

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com